Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: June 21, 2018

INTERNATIONAL FLAVORS & FRAGRANCES
IFF & Frutarom Global Town Hall June 21, 2018

Agenda 1. IFF Introduction 2. Frutarom Introduction 3. IFF Frutarom Combination 4. Integration Plan

IFF History 129 years of sparking the senses and transforming the everyday 1889 1917 1958 1964 1989 2000s 2015 2016 2017 2018 Acquired Acquired Polak & van Ameringen IFF & Polak & Added Ottens Flavors Fragrance Schwarz & Co. Listed on Acquired Acquired Schwarz, VAH to the S&P and Lucas Resources Frutarom Founded Established the NYSE LMR & BBA David Michael Merger 500 Index Meyer and in Holland in the US Combine Cosmetics PowderPure © 2018 Property of IFF Inc. Confidential Information

IFF Business Profile Leading provider of sensorial experiences 48% of sales 50% of sales 2% of sales Taste Smell Touch Beverage Perfumery Skin Care Savory Beauty Care Hair Care Sweet Fabric Care Cosmetics Dairy Home Care Personal Care Source: Form 10-K for the year ended December 31, 2017 © 2018 Property of IFF Inc. Confidential Information

IFF By The Numbers Expansive global network 6 37 69 73% R&D Manufacturing Creative & Sales Outside Centers Facilities Application Centers North America ~3,000 7,300 >46,000 $10B Customers Employees Unique Products Market Sold Annually Cap Source: Form 10-K for the year ended December 31, 2017 © 2018 Property of IFF Inc. Confidential Information

Science-Driven Organization Delivering innovative solutions to our customers Understanding Factoring in Building Key Consumer Trends Customer Imperatives R&D Platforms Health & Wellbeing Healthier Products Naturals Natural/Organic Clean Labels Modulation Non-Declarable Transparency Delivery Sustainability Traceability Ingredients Value Affordability Active Cosmetics Health & Nutrition © 2018 Property of IFF Inc. Confidential Information

Diversified Business Balanced mix across regions, categories & customers Region Category Customer ~50% ~50% 48% 48% 52% 52% Developed Emerging Flavors Fragrances Regional Global Source: Form 10-K for the year ended December 31, 2017 © 2018 Property of IFF Inc. Confidential Information

Our Global Reach Providing products in >150 Countries; A leader in key emerging markets © 2018 Property of IFF Inc. Confidential Information

Partnering With World’s Leading Brands Strong customer portfolio of global multinationals and local & regionals © 2018 Property of IFF Inc. Confidential Information

IFF’s Track Record Of Growth & Profitability Foundation built for future growth Sales in $M 647 620 EBIT* Revenue 601 3,399 488 3,116 3,089 426 2,821 365 2,623 333 343 2,389 312 2,034 2,095 1,809 2002 2004 2006 2008 2010 2012 2014 2016 2017 * Excludes the items that impact comparability © 2018 Property of IFF Inc. Confidential Information

IFF Culture & Employee Values Strong company culture grounded in an entrepreneurial spirit We are passionate “Passion brings us to work everyday; it drives us to excel. When we’re passionate, we are motivated & inspired to give our best.” We are creative “We’re experimenters, novel thinkers and genius problem solvers, creating results that are delightfully surprising to all.” We are experts at what we do “We’re inquisitive, open minded and curious types. Always digging, reading, listening, searching and challenging. Our expertise keeps us relevant.” We are empowered “Embrace your entrepreneurial spirit and let your full potential blossom. Together we will stand on the shoulders of giants.” © 2018 Property of IFF Inc. Confidential Information

IFF Talent & Organization Investing in our people & a greater sense of purpose Transformative & inclusive learning culture that brings together Training all Leadership Programs, Technical Schools, Management Development and Business & Professional Skills Training Performance management system designed for greater alignment Development with IFF long-term goals while ensuring an opportunity to grow professionally and personally Diversity & Inclusion program recognizes and accelerates Diversity our journey to full inclusiveness and inspires us to lead transformational change from within Relaunched IFF career site to showcase our participation in Career socio economic, skills development initiates, diverse team Site and highly passionate people © 2018 Property of IFF Inc. Confidential Information

Strong Commitment to Sustainability

Accelerating our commitments & driving results

We committed to:

- COP 21 Paris Climate Agreement
- United Nations Global Compact
- Naturals Certifications (RSPO; for life)
- Renewable Energy (RE 100)
- Responsible Supply Chain (Together for Sustainability)

We achieved:

- CDP's Climate "A" list for the second year
- EcoVadis Gold CSR Rating
- Euronext Vigeo US Top 50
- Newsweek Green Rankings: top 100 Green Companies in U.S.

2020 Environmental Sustainability Goals	Our 2017 Progress (vs. 2010 Baseline)
Reduce energy use by 20%	(18.6)%
Reduce GHG emissions by 25%	(33.8)%
Reduce water use by 50%	(68.2)%
Reduce hazardous waste by 25%	(42.1)%

We initiated partnerships with:

World Economic Forum; wbcsd; Heifer International; Vetiver Together

IFF © 2018 Property of IFF Inc. - Confidential Information

Vision 2020: Strategic Accomplishments

Delivering strong progress across all pillars

Vision 2020

Total Shareholder Return: +59% | Market Capitalization: $11.3B

Innovating Firsts

11 New
Captive Fragrance Ingredients

+Double-Digits
Encapsulation

+Double-Digits
Modulation

9 New
Natural Flavor Modulators

PureVita™

Winning Where We Compete

#1
in Mid-Tier Flavors NA



+7%
EAME
+9%
NOAM
+11%
Africa &
ME

Becoming Our Customers' Partner of Choice

Expansion
Global Core Lists

Commercial
Excellence Program

LUCASMEYER COSMETICS
Innovation Awards

Unilever
Vetiver Farming Partnership

MARS WRIGLEY
Mint Farming Partnership

Strengthening & Expanding the Portfolio

LUCASMEYER COSMETICS — Move into attractive cosmetic ingredients

FRAGRANCE RESOURCES — Penetrate regional, specialty Fine customers

POWDERPURE — Fortify naturals & clean label platform

tastepoint by IFF

Building Our Talent and Organization: IFF University | Diversity & Inclusion | Employee Culture Survey

Continuously Improving: Productivity Programs | Implementation of Zero-Based Budgeting | Acquisition Synergies

Creating a Sustainable Future: ecovadis GOLD | wbcsd | WORLD ECONOMIC FORUM

IFF © 2018 Property of IFF Inc. - Confidential Information

Refreshed Strategic Priorities Driving long-term value creation Drive Drive enhancements in key R&D platforms: naturals, modulation, Differentiation delivery, ingredients, active cosmetics and health & nutrition Balance Accelerate growth with regional & local customers, while Customers strengthening IFF’s position with key large multinationals Maximize Execute superior management of category mix to support Portfolio margin expansion Generate Pursue continuous improvement, with a focus on cost productivity Return & reallocation of resources to efforts that drive greatest returns © 2018 Property of IFF Inc. Confidential Information

Agenda 1. IFF Introduction 2. Frutarom Introduction 3. IFF Frutarom Combination 4. Integration Plan

Passion for Taste & Health

Frutarom’s Foundations Founded in 1933, Frutarom combined the cultivation of aromatic plants and flowers with the extraction and distillation of flavors, fine ingredients and essential oils.

A Leading Fast Growing Global Flavor & Fine Ingredient House Broad Financial Global Public Product Success Presence Company Portfolio 2000-2017 [Graphic Appears Here] A Top 10flavor house Sales in over 50 1 countries Over 30,000customers [Graphic Appears Here] 70,000products Over0,000 1 raw materials Innovative pipeline [Graphic Appears Here] 16xgrowth in sales (CAGR 18%) 30xgrowth in EBITDA* 38xgrowth in Net Profit* [Graphic Appears Here] Listed on London & TLV Stock Exchanges From $13M to above $6 B market cap * Excluding non-recurrent expenses ** Following its accelerated internal growth and acquisitions made in 2017 (including Mighty, Enzymotecand Bremil), Frutarom’s annual sales run-rate already exceeds 1.5B$81 108 197 287 425 518 618 674 820 873 1,147 1,362,1,500 2000 2002 2004 2006 2009 2011 2012 2013 2014 2015 2016 Annual run Rate

A Profitable Growth Story 23% EBITDA *** * Excluding non-recurrent expenses ** Following its accelerated internal growth and acquisitions made in 2017 (including Mighty, Enzymotec and Bremil), Frutarom’s annual sales run-rate already exceeds 1.5B$ *** Core business NET DBITDA SALES 81 108 197 287 425 518 618 674 820 873 820 873 1,147, 1,362, 51,500,2,250 4 9 6 14 18 32 30 49 33 66 42 80 52 100 67 120 93 152 11 170 129 217 154 268 2000 2002 2004 2006 2009 2011 2012 20132014 2015 2016 2017 2020 Annual Run Rate

Our Employees are the Key to Our Success 5,400 employees worldwide North america 8% ROW 8% EMERGING MARKETS 57% WESTERN EUROPE 27% EMPLOYEES BY REGION SALES & MARKETING 23% G&A 13% OPERATIONS 49% SALES & MARKETING 23% R&D 15% EMPLOYEES FUNCTION EM WESTERN EUROPE NORTH aMERICA ROW OPERATIONS R& D SLAES & MARKETING G& A

Global Expansion throughout the years


2000-2017 Sales CAGR of 18%
2000-2017 Flavor Division sales CAGR of 24%
Sales office
Acquisition
1996 Tel Aviv stock exchange
Baltimore
Botanicare
HK F&F
Tohar
Flavour Key
Meer
Kunshan
Ukraine
Russia
Turkey
Brazil
India
Kazakhsta
Rayner
Hong Kong
CPL Aroma
Mexico
Canada
Flachsmann
France
IFF FS
London stock exchange
Poland
AM Todd
Acatris
Nesse
Rad
Gewurzmulle
Abaco
Adumim
Raychan
Jupiter
Belmay
S. Africa
CH Hansen DF
FSI Corona
Oxford
Czech Rep.
Costa Rica
FSI OH
Aromco
CH Hansen
EAFI
Rieber
Etol
Mylner
Savoury Flavours
JannDeRee
PTI
Aroma
Hagelin
Citra Source
Montana
Vitiva
Ingrenat
Food Blenders
Taiga
Sonarome
BSA
Foote&Jenks
Taura
Scandia
Nutrfur
Inventive
Amco
Wiberg
Algalo
Grow
Extrakt Chemie
Redbrook
Nardi Aromas
Piasa
Unique Flavors
Rene Laurent
WFF
SDFLC
F&E
MÜHLEHOF GEWÜRZE
Turpaz
Mighty
Enzymotec
AB Fortis
Pollena
Bremil
IBR
1990-2000
2001 -2004
2005
2006
2007
2009
2011
2012-2014
2015
2016
2017
2018

Global Presence

FRUTAROM
FOUNDED 1933



Canada
USA
Downey (CA)
Corona (CA)
Toronto (ON)
Montreal (QC)
Mississauga (ON)
Cincinnati (OH)
Ridgefield (NJ)
Branchburg (NJ)
Winchester (VA)
Columbus (GA)
Eastanollee (GA)
Winter Haven (FL)
Nuevo León
San Luis Potosí
Mexico
Mexico City
Guatemala
Guatemala City
Dominican Republic
Santiago
Peru
Lima
Sete Lagoas
Brazil
Porto Feliz
Brazil
Sao Paulo
Porto Alegre
Chile
Santiago
Norway
UK
Ireland
Germany
Poland
Belgium
Austria
CZ
France
Switzerland
Slovakia
Spain
Italy
Slovenia
Macedonia
Serbia
Romania
Turkey
Belarus
Ukraine
Moldova
St. Petersburg
Moscow
Novgorod
Samara
Russia
Irkutsk
Vladivostok
Kazakhstan
Astana
Morocco
Settat
Israel
Haifa, Gilat,
Acco
Nigeria
Ogun State
Kenya
Nairobi
South Africa
Isando
Gurgaon
Rajasthan
India
Mumbai
Bangalore
China
Shanghai
Pucheng
Hong Kong
Guang Dong
Hanoi
Thailand
Bangkok
Vietnam
Hồ Chí Minh
Singapore
Singapore
Indonesia
Jakarta
Australia
Melbourne
New Zealand
Tauranga

74 Production sites
93 R&D laboratories
111 Sales & Marketing offices

Growing Core Business Natural Health Flavors Innovative, science-based health ingredients for phyto- High quality creation of sweet and savory flavors for pharmaceuticals, dietary supplements, functional food and beverage foods, cosmetics, and personal care Local and global tastes Supporting the growing demand for natural health and beauty Flavors & Fragrance Specialty Savory Solutions Ingredients Value-added functional savory solutions for the food Specialty botanical extracts, distillates, essential industry (snacks, meat, fish, ready meals, oils and aroma chemicals convenience food, organic, and culinary segments) Natural Colors Wide array of natural colors for food, beverage and cosmetics Food Systems Natural Solutions for Food Comprehensive sweet and savory food systems Protection Technologies for fruit, spice, Natural anti-oxidants and anti-microbials. Biotechnology based vegetable, meat and fish preparations products for natural food preservation and shelf life extension Expands offering to enhance customer partnership

[Graphic Appears Here] Sharingthe Passion for Taste & Health We develop tailored solutions combining excellent taste with health and functionality all under one roof

Strategically Positioned to meet Market Trends Creation through Science and Innovation Natural Health & Functional and Clean Wellness Label Reduced fat, Food calories & salt Natural Products with Taste Health properties Solutions Convenience Ready Meals Natural Colors Natural Cost Food Reduction Protection

Customer in the Center–A Differentiated Product Offering Cosmetic Active Ingredients Natural Fruit based Ingredients algae baed ingredients natural taste ingredients beverage base natural health solution citrus specialties sweet & savory flavors customer partner natural colors natural anit oxidants food systmes savory solutions natural food protection specialty ingredients for infant & elderly nutriticnn startter culture functional ingredients herbal extrcts frgrances culinary

Frutarom’s Strategy: Clear Focus Going Forward [Graphic Appears Here] Profitable Internal Growth Geographic ‰ Developed markets (Europe and USA) Reach ‰ Emerging markets (Asia, LATAM, Central and Eastern Europe, Africa) ‰ Mid-sized and local Customer ‰ Private label Focus ‰ Multinational ‰ Natural Flavor solutions (extracts, fruit bases specialty, essential oils) Product ‰ Natural health solutions /functional food ingredients Offering ‰ Natural color solutions Integrated ‰ Natural Solutions for Food Protection solutions ‰ Cost reduction solutions ‰ R&D and innovation –internal and external Core Competencies ‰ Efficiencies, scale and synergies –cross selling ‰ Experienced global management ‰ Customer-driven organization

Positive Outlook for 2018 and Onwards Profitable rapid internal growth in core business Continues Improvement in EPS Focus on small, mid-size and private label customers with better organic growth rate than the MNC’s Focus on innovative, health & wellness oriented, natural product mix Successful integration of the recent acquisitions Additional projects to improve efficiency, merge activities and operations Enhancing & leveraging global purchasing Strong acquisitions pipeline * Excluding non-recurrent expenses 3.0 2.5 2.0 1.5 1.0 0.5 0.0 2000 2002 2004 2006 2009 2011 2012 2013 2014 2015 2016 2017

Increasing 2020 Goals

FRUTAROM
FOUNDED 1933

Following the accelerated profitable internal growth and 12 acquisitions made in 2017 Frutarom **Revenues Run-Rate exceeds $1.5 Billion**

✓ Above-industry Growth ✓ Continue Margin Expansion ✓ Continue Acquisitions Strategy

$2.25 Billion in revenues in 2020

23% EBITDA in our core business by 2020*

Strategic Focus:

- **Unique Offering**
  - Natural & Clean Label
  - Taste & Health
  - More profitable segments
- **Customer Focus**
  - Innovative solutions to MNCs
  - Local Mid Size & Private Label
- **Geographic Focus**
  - Expand market share in North America
  - Accelerate growth in key Emerging Markets
- **Leverage Cross-selling Opportunities**
- **Supply Chain Optimization**
  - Integration of operations
  - Global Purchasing

* Given current product mix

Frutarom’s Vision To Be The Preferred Partner For Tasty And Healthy Success

Agenda 1. IFF Introduction 2. Frutarom Introduction 3. IFF Frutarom Combination 4. Integration Plan

IFF & Frutarom A compelling combination IFF & Frutarom combination establishes a global leader in natural taste, scent and nutrition with expected 2018 pro-forma sales of $5.3 billion Unique position in natural solutions, new opportunities in attractive adjacencies & strengthens exposure to fast-growingcustomers Additional value driven by cross-selling and integrated solutions Strong talent of extraordinarily talented employees globally Enhanced platform for sustainable, profitable growth © 2018 Property of IFF Inc. Confidential Information

Compelling Strategic Rationale Increasing our exposure to faster & more profitable growth NATURAL Creates a global leader in natural solutions Well-positioned to address customer & consumer demands Expands beyond flavors and fragrances into fast-growing PORTFOLIO categories of natural colors, enzymes, antioxidants & health ingredients Comprehensive portfolio with integrated solutions Significantly increases exposure to fast-growing CUSTOMERS small-and mid-sized customers, including private label Opportunity to leverage Tastepointâ„ model © 2018 Property of IFF Inc. Confidential Information

Enter Attractive Adjacencies Differentiating portfolio towards fast-growing, market-relevant categories Categories Cosmetic Naturals Health Natural Food Fragrance Flavors Ingredients Colors Ingredients Protection Enzymes IFF Frutarom Fragrance Flavor Active cosmetic Naturally Pharmaceutical, Natural Enzymes for compounds & compounds for ingredients derived color Nutraceuticals, antioxidants for Food & Description ingredients for Food & pigments for and Functional food protection Beverage CPG industry Beverage Food & Applications industry industry Beverage Growth Rate ~2%1 ~3%1 ~4.5% ~6.5% 2 ~6.5% 2 ~6%2 5%3 Source: Company reports; (1) MarketsandMarketsanalysis, 3/2018 Report; (2) 2016 estimates from Frutarom January 2018 report; (3) Exane and Berenberg Estimates © 2018 Property of IFF Inc. Confidential Information

Expands Exposure to Small & Mid-Sized Customers Repositioning portfolio towards faster-growing customers % of 2018 Sales Global Multinational Foundational Growth 40% Customers Opportunities 50% Local, Regional Accelerated 60% & Private Label Growth 50% Opportunities Customers 2x+ Growth Rate IFF IFF + & Flavors Flavors Note: Frutarom estimate sales represents total company; Source: Company estimates © 2018 Property of IFF Inc. Confidential Information

IFF & Frutarom Create a Global Leader Estimated 2018 Total Sales ($B) $6 5.3 $4 3.7 $2 1.6 $0 + Note: Company estimates; NASDAQ consensus for industry peers © 2018 Property of IFF Inc. Confidential Information

Compelling Value Creation Opportunity Becoming the largest, fastest-growing & most profitable company in industry Sales Profit EBITDA Margin Accelerating Organic Expansion and Inorganic via Realization Revenue Generation Synergies EPS Cash Flow Double-Digit Adjusted to Meet Operating, Cash EPS Accretive in Year2 Enhanced Cash FlowFinancing and Strategic Needs [Graphic Appears Here] © 2018 Property of IFF Inc. Confidential Information

Agenda 1. IFF Introduction 2. Frutarom Introduction 3. IFF Frutarom Combination 4. Integration Plan

Structured Approach Towards Integration Clear roles & responsibilities, focused expertise Integration Management Office: Coordinates all teams & processes Integration Planning Platform Special Issues Teams Teams Teams Drives integration planning Supports Integration Drives special topics and execution for each part of Planning Teams on topics that around integration the business span across teams e.g. Long-Term Vision, e.g. Manufacturing, e.g. Synergies, Organizational Regulatory Closing, Procurement, Core Business, Structure, Culture, Financing, M&A Pipeline, R&D, Finance, IT, Legal, HR, Communications, © 2018 Property of IFF Inc. Confidential Information

Integration (IMO) Leadership Team Strong leadership & dedicated team committed to a successful integration Francisco Fortanet –Integration Lead IFF –Currently serves as EVP, Operations at IFF and has extensive experience leading manufacturing and procurement as well as strong cross-functional leadership, robust commercial support and expertise bringing innovation to market Amos Anatot –Integration Lead Frutarom –Currently serves as EVP of Global Supply Chain & Operations and has robust knowledge of the day-to-day operations at Frutarom and is actively involved in all aspects of the business Dave Smith –Integration Management Office (IMO) Project Manager –Currently serves as IFF Director, Global Supply Chain Flavors and has extensive experience in logistics and manufacturing, and successfully served as transition lead for an international team charged with change initiatives © 2018 Property of IFF Inc. Confidential Information

Principal Goal of Integration Bringing together the best of both organizations Keep business continuity and commercial success of both IFF and Frutarom running seamlessly and ensure a smooth experience and exceptional services for our customers delivering on our commitment of accelerated profitable growth © 2018 Property of IFF Inc. Confidential Information

Core Integration Team

Identified IFF & Frutarom leaders for each team/ work stream

Team	IFF Team Leader	Frut Team Leader
Program Oversight & Day 1 readiness	David S	
Baseline & Synergies	Liz S	Guy G
Org., Talent & Retention and Works Council	Shelley B	Sharon G
Culture and Change Mgmt.	Shelley B (Chris L)	Sharon G
Communications (all excl. inv.)	Carol B	Sharon G
Investor Communication+ Branding	Mike D	Roy M
Vision/Strategy	Ash B	Amos A
Anti Trust & Regulatory Closing	Nanci P	Adi M
M&A Pipeline	Greg S	Adi M
Financing / Equity Offering	John T	

Go To Market/Sales

Team	IFF Team Leader	Frut Team Leader
Core Business (Sales, C&A)-Taste, Savory, etc	Henk V.	Amos
Cross-sales		
R&D	Auroni M (Mike P)	Yoni G
Adjacencies[2]	Henk V.	
Fragrance / Cosmetic Actives	Antonio L	
Procurement[1]	Gladys G	Christoph S
Manufacturing[1]	Stuart M	Yossi A
Finance	Roger B	Guy G
HR	Shelley B	Sharon G
IT	Barrett T	Flora L
Regulatory, Quality & EHS	Shawn B-reg/EHS Fred Flores-quality	Nigel M
Legal & Compliance	Nanci P	Adi M

Note: Name list following order does not reflect hierarchy

IFF | FRUTAROM

© 2018 Property of IFF Inc. - Confidential Information

Integration Guiding Principals Aligned approach to ensure future success 1 Set up organization that best enables IFF’s and Frutarom’s strategic aspirations 2 Protect the core businesses to deliver organic growth 3 Analyze the ways of working & doing business in both companies and ensuring the “best of both” is kept 4 Preserve Frutarom’s unique front-end, M&A capabilities, and retain exceptional talent of both companies to preserve expected growth 5 Ensure organization is set up to capitalize on cross-selling opportunities 6 Retain flexibility to fine-tune the organization and operating model 7 Flex integration speed – moving faster where there is greater visibility and slower where understanding must be developed © 2018 Property of IFF Inc. Confidential Information

Day 1 Vision

Built to deliver accelerated profitable growth

- Frutarom commercial team to remain as a standalone unit - maintaining their go-to-market strategy with customer base
- Drive cross-selling via sharing of vast technologies & categories
- Select "lift & shift" opportunities as appropriate to drive faster growth
- Leverage global expertise across all back-end functions to unlock value



Scent
Taste
Flavors ex-Tastepoint
Tastepoint
Nutrition, Health & Wellness
Taste
Savory
Fine ingredients
...
Scent sales
Taste sales
Scent C&A
Taste C&A
Cross-selling capabilities - Sales, C&A, R&D
Procurement
Manufacturing
Scent research
Taste research
NHW research
Support functions

IFF | FRUTAROM © 2018 Property of IFF Inc. - Confidential Information

Integration Next Steps Collectively focused as we move forward Expect the close to take place in six to nine months, subject to regulatory approvals and other closing conditions For now, it is business as usual as we continue to operate as separate entities and independent competitors until the transaction closes Our responsibility is to continue to focus on our 2018 – Execution of each party’s standalone plan and deliver on our objectives – zero distractions We know you have lots of questions – which we are eager to answer – but remember that we are still in very early days of our transaction Expect frequent and regular communications with you to keep you updated and informed as appropriate © 2018 Property of IFF Inc. Confidential Information [Graphic Appears Here]

Clear Goal: #1 In Industry Becoming the largest, fastest growing & more profitable in our industry $6 [Graphic Appears Here] $4 $2 $0 GOAL + Note: Market data & company estimates © 2018 Property of IFF Inc. Confidential Information

IFF

Cautionary Statement This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statementscontaining the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time totime in IFF’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals forthe acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any otherreason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effecton IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition. In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. © 2018 Property of IFF Inc. Confidential Information

Important Information & Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of thedocuments filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com. © 2018 Property of IFF Inc. Confidential Information

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.

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